EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Rofin-Sinar Technologies Inc. and Subsidiaries:

We consent to the incorporation by reference in the registration statements (Nos. 333-13075 and 333-103145) on Form S-8 of our report dated December 12, 2006, with respect to the consolidated balance sheet of Rofin-Sinar Technologies Inc. and subsidiaries as of September 30, 2006, the related consolidated statements of operations, stockholders’ equity and comprehensive income, cash flows and the financial statement schedule for each of the fiscal years ended September 30, 2006 and 2005.

Our report refers to changes in the Company’s method of accounting for stock based compensation effective October 1, 2005.

/s/ KPMG LLP
Detroit, Michigan
November 28, 2007